SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004



                               CP SHIPS LIMITED

   ________________________________________________________________________

                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

   ________________________________________________________________________

                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F   X
              -----                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes                        No   X
         ------                    -----

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      CP SHIPS LIMITED
                                      ----------------
                                          (Registrant)

Date:  2 February 2004
                                      By:   /s/ John K. Irving
                                            ---------------------------------
                                            Name:   John K. Irving
                                            Title:  Vice President, General
                                                    Counsel & Secretary



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



                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                 Page
----------------------                                                -----
10.1     Press Release of CP Ships Limited "CP Ships                    4
         Appoints Director of Environmental Services," dated 2 February 2004




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



                                                                  Exhibit 10.1


              CP SHIPS APPOINTS DIRECTOR OF ENVIRONMENTAL SERVICES


LONDON, UK (2 February 2004) - CP Ships Limited has appointed environmental management specialist Dennis Fortune as its first Director of Environmental Services, based in Montreal.

Mr Fortune is responsible for leading CP Ships' extensive environmental management program which involves all aspects of the company's operations including marine and terminal activities, hazardous cargo handling, occupational health and safety and compliance with local and international regulations.

"We are proud of our environmental management track record and, with Dennis's extensive experience, we look forward to building on our strengths," commented CP Ships' CEO Ray Miles. "Dennis's appointment coincides with our latest environmental accomplishment, the achievement of ISO 14001 certification for Montreal Gateway Terminals."

Mr Fortune has more than 20 years of environmental management experience, most recently as head of his own consultancy, Dennis Fortune Environmental Associates Inc. Previously he managed environmental programs at SNC-Lavalin Inc and Ontario Hydro. He has a masters degree in environmental engineering from the University of Western Ontario.

                                     -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 21 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 86 ships and 445,000 teu in containers. Its annual volume is 2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.

                                    CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

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

                                     Media
                  Elizabeth Canna, VP Corporate Communications
              Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                       or

                    Ian Matheson, Impress Communications Ltd
                         Telephone: +44 (0)1689 860 660


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